Exhibit 99.1

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India. CIN: L85195TG1984PLC004507

Tel	:+91 40 4900 2900
Fax	:+91 40 4900 2999
Email	:mail@drreddys.com
www.drreddys.com

January 3, 2020

The General Manager, Corporate Relations Department, BSE Limited, P. J. Towers, Dalal Street, Mumbai – 400001	The Manager, The Listing Department, National Stock Exchange of India Limited, Exchange Plaza, C-1, Block G, Bandra Kurla Complex, Bandra East, Mumbai – 400051

Ref.: Scrip Code: 500124 (BSE), DRREDDY (NSE), RDY (NYSE)

Subject: Outcome of National Company Law Tribunal Convened Meetings of the Equity Shareholders and Unsecured Creditors of Dr. Reddy’s Laboratories Limited (the “Company”) and their voting results

Kindly refer to our letter dated November 30, 2019 in relation to the meetings of Equity Shareholders and Unsecured Creditors of the Company held on Thursday, January 2, 2020, at 11:00 A.M. & 3:00 P.M. respectively. Pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Order of the Hon'ble National Company Law Tribunal (NCLT), Hyderabad Bench at Hyderabad (“Tribunal”) dated November 22, 2019, we submit the following:

a)	Summary of the proceedings of the NCLT convened Equity Shareholders Meeting - Annexure A

b)

Consolidated Voting Results of the Postal Ballot, Remote e-voting and voting by Ballot / Polling Paper at the venue of the NCLT convened Equity Shareholders meeting - Annexure B1 (majority of persons representing three-fourth in value - including promoter and promoter group) and Annexure B2 (majority of public shareholders – excluding promoter and promoter group)

c)

Scrutinizer's Report dated January 2, 2020, pursuant to section 108 of the Companies Act, 2013 and Rule 20 and 22 of the Companies (Management and Administration), Rules, 2014 for the NCLT convened Equity Shareholders meeting - Annexure C1 (majority of persons representing three-fourth in value - including promoter and promoter group) and Annexure C2 (majority of public shareholders - excluding promoter and promoter group)

d)	Scrutinizer's Report dated January 2, 2020, for the NCLT convened Unsecured Creditors meeting - Annexure D

We further wish to inform that, as per the Scrutinizers’ reports the Equity Shareholders and Unsecured Creditors of the Company, at their respective meetings held on January 2, 2020 have approved the proposed Scheme of Amalgamation and Arrangement with the requisite majority.

The above documents will also be available on website of the Company at https://www.drreddys.com/investors/investor-services/amalgamation/.

This is for your information and records.

Thanking You

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:  New York Stock Exchange Inc. - Stock Code: RDY

National Securities Depositary Limited (NSDL)

ANNEXURE A

Summary of the proceedings of the National Company Law Tribunal (“NCLT”) Convened

Meeting of the Equity Shareholders of Dr. Reddy’s Laboratories Limited (“Company”) held on Thursday, January 2, 2020 at 11.00 a.m. at The Ballroom, Hotel Park Hyatt, Road No. 2,

Banjara Hills, Hyderabad – 500034, Telangana, India

The meeting of the Equity Shareholders of Dr. Reddy’s Laboratories Limited convened pursuant to the Order of the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad (“Tribunal”), dated November 22, 2019, was held on Thursday, January 2, 2020 at 11.00 a.m. at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad – 500034, Telangana, India in the matter of Scheme of Amalgamation and Arrangement among Dr. Reddy’s Holdings Limited (“Amalgamating Company”) and Dr. Reddy’s Laboratories Limited (“Amalgamated Company”) and their respective shareholders (“Scheme”).

The following were in attendance:

1.	Mr. Amir Ali M. Bavani – NCLT appointed Chairperson of the Meeting
2.	Ms. Ranjani Ramesh - Scrutinizer for the Meeting
3.	Ms. Kalpana Morparia - Independent Director & Equity Shareholder
4.	Mr. Saumen Chakraborty - Chief Financial Officer & Equity Shareholder
5.	Mr. Sandeep Poddar - Company Secretary & Equity Shareholder

Equity Shareholders present at the Meeting:

1.	In Person - 118
2.	By Proxy - 19

Mr. Amir Ali M. Bavani, who was appointed as the Chairperson of the Meeting pursuant to the Order of Hon’ble Tribunal dated November 22, 2019, took the chair. The requisite quorum being present, the Chairperson called Meeting to order.

The Register of Proxies, Statutory Registers and other documents as mentioned in the Notice dated November 26, 2019 were available for inspection by the Equity Shareholders at the Meeting.

The Chairperson informed that the Notice of the meeting, the Explanatory Statement under Sections 230(3), 232(1), 232(2) and 102 of the Companies Act, 2013 read with rules framed thereunder and the Scheme containing all the statutory annexures were dispatched to all the Equity Shareholders. With the consent of the Equity Shareholders, the Notice of the Meeting was taken as read.

Mr. Saumen Chakraborty, Chief Financial Officer of the Company, thereafter, provided brief background, rationale and salient features of the Scheme.

The following item of business as set out in the Notice convening the Meeting was put up to the Equity Shareholders for approval:

Sr. No	Item of Business	Approval Required
1.

Approval of the Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited (Amalgamating Company) and Dr. Reddy’s Laboratories Limited (Amalgamated Company) and their respective shareholders pursuant to the provisions of Sections 230-232 read with Section 66 and other relevant provisions of the Companies Act, 2013

Requisite majority (majority persons representing three-fourths in value as per Companies Act, 2013 and majority of Public Shareholders as per clause (I)(A)(9)(b) of Annexure-I of Securities and Exchange Board of India Circular dated March 10, 2017)

The Chairperson informed the Equity Shareholders that as required under the Companies Act, 2013 read with Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), the Company had provided its Equity Shareholders the facility to cast their vote through Postal Ballot and Remote e-voting system administered by the National Securities Depository Limited between Tuesday, December 3, 2019 at 9.00 A.M. (IST) till Wednesday, January 1, 2020 at 5.00 P.M. (IST).

Further, Mr. Sandeep Poddar, Company Secretary informed the Equity Shareholders that the facility of voting through Ballot / Polling Paper at the venue of the Meeting is also made available for the benefit of the Equity Shareholders who were present at the Meeting but could not cast their vote through Remote e-voting or Postal Ballot. He also informed that Ms. Ranjani Ramesh, Advocate was appointed as the Scrutinizer by the Hon’ble Tribunal vide its Order dated November 22, 2019 to scrutinize the votes cast at the Meeting and also the votes cast by way of Remote e-voting and Postal Ballot, in an independent and fair manner.

The Chairperson then invited the Equity Shareholders to express their views, ask questions and seek clarifications on the proposed Scheme. The Equity Shareholders expressed their satisfaction regarding the information provided in the notice dated November 26, 2019 and stated that they support the proposed resolution.

At request of the Chairperson, the Equity shareholders cast their votes on the resolution as mentioned in the Notice convening the Meeting, by Ballot / Polling Paper at the venue of the Meeting.

The Chairperson informed the Equity Shareholders that the combined results of the Postal Ballot, Remote e-voting and voting by Ballot / Polling Paper at the venue of the Meeting would be announced within 48 hours of the conclusion of the Meeting. The results along with the Scrutinizer’s Report would be intimated to the Stock Exchanges in terms of the Listing Regulations, placed on the website of the Company as well as on the website of National Securities Depository Limited and would also be displayed at the Registered Office of the Company.

Subsequently, the Meeting was announced as closed.

Thereafter, the Scrutinizer’s Report was received as per which, the Equity Shareholders have approved the proposed Scheme of Amalgamation and Arrangement with the requisite majority

This is for your information and records.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

ANNEXURE B1

DR REDDY'S LABORATORIES LIMITED
NCLT convened Equity Shareholders meeting Voting Results Under Regulations 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015
Majority of persons representing three-fourth in value – including promoter and promoter group

Resolution 1: Approval of the proposed Scheme of Amalgamation and Arrangement among Dr. Reddy’s Holdings Limited ("Amalgamating Company") and Dr. Reddy’s Laboratories Limited ("Amalgamated Company") and their respective shareholders.

Date of NCLT convened meeting of equity shareholders:	January 2, 2020
Total No. of shareholders on record date (November 15, 2019):	119,904
No. of Shareholders present in the meeting either in person or through proxy:	137
Promoter and Promoter Group:	8
Public:	129
No. of Shareholders present in the meeting through video conferencing: Promoters and promoter Group: Public:	Not Applicable
Resolution required: (Ordinary / Special)	Special Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?	Yes

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	Remote E-Voting		44,458,528	100.00%	44,458,528	-	100.00%	0.00%
	Postal Ballot		-	0.00%	-	-	0.00%	0.00%
	Ballot / Polling Paper at the venue		-	0.00%	-	-	0.00%	0.00%
	Total	44,458,528	44,458,528	100.00%	44,458,528	-	100.00%	0.00%
Public- Institutions	Remote E-Voting		85,945,638	80.21%	85,934,372	11,266	99.99%	0.01%
	Postal Ballot		249,852	0.23%	249,852	-	100.00%	0.00%
	Ballot / Polling Paper at the venue		-	0.00%	-	-	0.00%	0.00%
	Total	107,152,220	86,195,490	80.44%	86,184,224	11,266	99.99%	0.01%
Public- Non Institutions	Remote E-Voting		212,414	1.46%	210,871	1,543	99.27%	0.73%
	Postal Ballot		132,763	0.91%	124,571	8,192	93.83%	6.17%
	Ballot / Polling Paper at the venue		120,133	0.83%	120,108	25	99.98%	0.02%
	Total	14,535,000	465,310	3.20%	455,550	9,760	97.90%	2.10%
TOTAL		166,145,748	131,119,328	78.92%	131,098,302	21,026	99.98%	0.02%

ANNEXURE B2

DR REDDY'S LABORATORIES LIMITED

NCLT convened Equity Shareholders meeting Voting Results Under Regulations 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Majority of public shareholders – excluding promoter and promoter group

Resolution 1: Approval of the proposed Scheme of Amalgamation and Arrangement among Dr. Reddy’s Holdings Limited ("Amalgamating Company") and Dr. Reddy’s Laboratories Limited ("Amalgamated Company") and their respective shareholders.

Date of NCLT convened meeting of equity shareholders:	January 2, 2020
Total No. of shareholders on record date (November 15, 2019):	119,904
No. of Shareholders present in the meeting either in person or through proxy:	137
Promoter and Promoter Group:	8
Public:	129
No. of Shareholders present in the meeting through video conferencing: Promoters and promoter Group: Public:	Not Applicable
Resolution required: (Ordinary / Special)	Special Resolution*
Whether promoter/promoter group are interested in the agenda/resolution ?	Yes

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	Remote E-Voting		-	-	-	-	-	-
	Postal Ballot		-	-	-	-	-	-
	Ballot / Polling Paper at the venue		-	-	-	-	-	-
	Total	44,458,528	-	-	-	-	-	-
Public- Institutions	Remote E-Voting		85,945,638	80.21%	85,934,372	11,266	99.99%	0.01%
	Postal Ballot		249,852	0.23%	249,852	-	100.00%	0.00%
	Ballot / Polling Paper at the venue		-	0.00%	-	-	0.00%	0.00%
	Total	107,152,220	86,195,490	80.44%	86,184,224	11,266	99.99%	0.01%
Public- Non Institutions	Remote E-Voting		212,414	1.46%	210,871	1,543	99.27%	0.73%
	Postal Ballot		132,763	0.91%	124,571	8,192	93.83%	6.17%
	Ballot / Polling Paper at the venue		120,133	0.83%	120,108	25	99.98%	0.02%
	Total	14,535,000	465,310	3.20%	455,550	9,760	97.90%	2.10%
TOTAL		166,145,748	86,660,800	52.16%	86,639,774	21,026	99.98%	0.02%

* Since the scheme involves Dr. Reddy's Laboratories Limited (Listed company) and Dr. Reddy's Holdings Limited (promoter company), only the votes cast by the public shareholders are considered. Pursuant to requirements of SEBI Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017, the votes cast in favor by such public shareholders are more than the votes cast against.

ANNEXURE C1

Ranjani Ramesh Advocate	301, Satya Nilayam, Plot No. 121, Road No. 23, Prashasan Nagar, Jubilee Hills, Hyderabad – 500 033 Phone : +91 7045223245 E-mail : ranjani.ramesh@hotmail.com

CONSOLIDATED SCRUTINIZER’S REPORT

To

Mr. Amir Ali M. Bavani, Advocate,

Chairperson Appointed by the Hon'ble National Company Law Tribunal (“NCLT”), Hyderabad Bench for the Meeting of the Equity Shareholders of Dr. Reddy’s Laboratories Limited pursuant to Company Scheme Application CA (CAA) No. 231/230/HDB/2019.

Dear Sir,

Sub: Consolidated Scrutinizer’s report with respect to voting by Equity Shareholders carried out through Postal Ballot, Remote e-voting and through Ballot / Polling Paper at the venue of the Meeting, for the Hon'ble NCLT convened meeting of the Equity Shareholders of Dr. Reddy’s Laboratories Limited (the “Company”)

I, Ms. Ranjani Ramesh, Advocate, have been appointed as the Scrutinizer by the Hon'ble National Company Law Tribunal, Hyderabad Bench at Hyderabad (“NCLT” or “Tribunal”) vide order dated November 22, 2019 passed in Company Scheme Application CA (CAA) No. 231/230/HDB/2019 for the purpose of scrutinizing and ascertaining the results of voting carried out through Postal Ballot, Remote e – voting, and Ballot / Polling Paper at the venue of the Meeting of the Equity Shareholders (including Promoters and Promoter Group) of Dr. Reddy’s Laboratories Limited held on January 2, 2020 at 11.00 A.M. at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad – 500034, Telangana, India seeking approval of the Equity Shareholders for the Scheme of Amalgamation and Arrangement among Dr. Reddy’s Holdings Limited ("Amalgamating Company") and Dr. Reddy’s Laboratories Limited ("Amalgamated Company") and their respective shareholders in terms of the aforesaid order.

I do hereby report and submit as under:

•

The Company had appointed National Securities Depository Limited (“NSDL”) as the agency for providing Remote e-voting platform to the Equity Shareholders of the Company and necessary technical support was provided by Bigshare Services Private Limited, Hyderabad, the Registrar and Transfer Agent (“RTA”) of the Company, for processing Postal Ballot, Remote e-voting and Ballot / Polling Papers.

Ranjani Ramesh Advocate	301, Satya Nilayam, Plot No. 121, Road No. 23, Prashasan Nagar, Jubilee Hills, Hyderabad – 500 033 Phone : +91 7045223245 E-mail : ranjani.ramesh@hotmail.com

•

The Management of the Company is responsible to ensure compliance with the requirements of the Companies Act, 2013, rules framed thereunder and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 relating to voting through Postal Ballot, Remote e-voting and Ballot / Polling Paper at the venue of the Meeting on the resolution contained in the Notice dated November 26, 2019.

•

My responsibility as a Scrutinizer is to ensure that the process of voting by way of Postal Ballot, Remote e-voting and Ballot / Polling Paper at the venue of the Meeting was conducted in a fair and transparent manner and to submit a consolidated Scrutinizer’s Report on the voting to the Chairperson of this Meeting on the resolution contained in the Notice dated November 26, 2019, based on the report generated from the electronic voting system provided by NSDL and physical counting of votes received through Postal Ballot and through Ballot / Polling Papers at the venue of the meeting.

•

The Cut-off Date for the purpose of determining the Equity Shareholders entitled to vote through Postal Ballot, Remote e-voting or through Ballot / Polling Papers at the venue of the meeting was Friday, November 15, 2019.

•

The Company had completed the dispatch of Notice of meeting of Equity Shareholders dated November 26, 2019 along with Attendance Slip, Proxy Form, Postal Ballot Form along with the postage prepaid business reply envelope on November 30, 2019 to those Equity Shareholders whose name appeared in the Register of Members / List of Beneficiaries, as received from NSDL and CDSL, on the Cut-off Date. As per the provisions of the Companies Act, 2013, the number of votes cast in respect of the resolution have been counted according to the number of shares held by the concerned Equity Shareholders. One share held is equal to one vote.

•

An advertisement was published in English in “Business Standard” newspaper and translation thereof in Telugu in “Andhra Prabha” newspaper on December 2, 2019 pursuant to Rule 20 and 22 of the Companies (Management and Administration) Rules, 2015 informing the Equity Shareholders about the completion of dispatch of notice and other documents by courier to their registered address or electronically by e - mail, wherever applicable along with information as specified in the said Rules.

Ranjani Ramesh Advocate	301, Satya Nilayam, Plot No. 121, Road No. 23, Prashasan Nagar, Jubilee Hills, Hyderabad – 500 033 Phone : +91 7045223245 E-mail : ranjani.ramesh@hotmail.com

•

The voting (through Postal Ballot and Remote e-voting) commenced on Tuesday, December 3, 2019 from 9.00 A.M (IST) and concluded on Wednesday, January 1, 2020 at 5.00 P.M (IST). The Equity Shareholders who were holding shares of the Company, as on the Cut-off Date, were entitled to vote on the resolution set out in the notice dated November 26, 2019 of the meeting of the Equity Shareholders of the Company either by Postal Ballot, Remote e-voting or Ballot / Polling Paper at the venue of the Meeting.

•

The Remote e-voting module was disabled by NSDL for voting on Wednesday, January 1, 2020 at 5:00 P.M. (IST). Further, no Business Reply Envelopes containing the Postal Ballot Forms were received after 5.00 P.M. (IST) on Wednesday, January 1, 2020.

•	On January 1, 2020 at 5.09 P.M. (IST), I have downloaded the e-voting report from the NSDL website viz, www.evoting.nsdl.com

•	The votes cast by the Equity Shareholders through Remote e-voting facility were scrutinized by verifying it using the Scrutinizer's login on the NSDL e-voting website https://www.evoting.nsdl.com.

•	The Postal Ballot boxes were opened and scrutinized at 5.30 P.M. on the same day in my presence and in the presence of 2 (two) witnesses, who were not in the employment of the Company.

•

Particulars of Postal Ballot Forms received from the Equity Shareholders and the votes cast through Remote e-voting by the Equity Shareholders have been entered in a Register separately maintained for the purpose.

•

At the meeting convened pursuant to the order of the Hon’ble Tribunal on January 2, 2020, the Chairperson after discussion on the resolution mentioned in the said Notice announced that the Equity Shareholders present in person or through proxy at the meeting who have not cast their vote by Postal Ballot or Remote e-voting, can exercise their voting rights through Ballot / Polling Paper, which was made available at the venue of the Meeting.

•

After the closure of voting through Ballot / Polling Papers at the said Meeting of Equity Shareholders, the RTA of the Company provided me the list of Equity Shareholders who were present at the Meeting either in person or through proxy and who had cast their votes, their holding details and the details of the votes cast on the resolution.

Ranjani Ramesh Advocate	301, Satya Nilayam, Plot No. 121, Road No. 23, Prashasan Nagar, Jubilee Hills, Hyderabad – 500 033 Phone : +91 7045223245 E-mail : ranjani.ramesh@hotmail.com

•

Thereafter, I counted the votes cast at the venue of the Meeting. The votes cast through Ballot / Polling Papers were reconciled with the records maintained by the Company through their RTA and the authorisations / proxies lodged with the Company / RTA.

•	The shareholding was also scrutinized for the purpose of eliminating duplicate voting i.e. Remote e-voting as well as by Postal Ballot Forms and Ballot / Polling Paper voting.

•

In cases of voting by more than one means of voting, then validity of voting was considered in the following sequence of priority, namely, (i) Remote e-voting (ii) Postal Ballot or (iii) Ballot / Polling Paper at the venue of the meeting, as may be applicable.

•

I have relied on the information provided by the Company / RTA in relation to the details regarding the number of shares held by the Equity Shareholders and signatures of the Equity Shareholders which were reconciled as per the records maintained by the Company / RTA.

•	The Postal Ballot Forms and Ballot / Polling Papers which were incomplete and/or which were otherwise found to be defective have been treated as invalid. Invalid ballots were marked and segregated.

•	Identity of the persons voting as proxy or authorised representatives has been verified.

•

The Combined result of voting through Postal Ballot, Remote e-voting and Ballot / Polling Papers seeking the approval of the Equity Shareholders (including Promoters and Promoter Group) of the Company is as under:

A - VOTES IN FAVOUR OF THE RESOLUTION:

Manner of Voting	Number of Equity Shareholders voted (in person or by proxy)	Number of votes cast by Equity Shareholders	% of total number of votes cast
Remote e-voting	1,124	13,06,03,771	99.61%
Postal Ballot	136	3,74,423	0.29%
Ballot / Polling Paper	92	1,20,108	0.09%
Total	1,352	13,10,98,302	99.98%

Ranjani Ramesh Advocate	301, Satya Nilayam, Plot No. 121, Road No. 23, Prashasan Nagar, Jubilee Hills, Hyderabad – 500 033 Phone : +91 7045223245 E-mail : ranjani.ramesh@hotmail.com

B – VOTES AGAINST THE RESOLUTION:

Manner of Voting	Number of Equity Shareholders voted (in person or by proxy)	Number of votes cast by Equity Shareholders	% of total number of votes cast
Remote e-voting	20	12,809	0.01%
Postal Ballot	2	8,192	0.01%
Ballot / Polling Paper	10	25	0.00%
Total	32	21,026	0.02%

C – INVALID VOTES:

Manner of Voting	Number of Equity Shareholders whose votes were declared invalid	Number of votes cast by them
Remote e-voting	-	-
Postal Ballot	33	8,135
Ballot / Polling Paper	11	413
Total	44	8,548

Ranjani Ramesh Advocate	301, Satya Nilayam, Plot No. 121, Road No. 23, Prashasan Nagar, Jubilee Hills, Hyderabad – 500 033 Phone : +91 7045223245 E-mail : ranjani.ramesh@hotmail.com

•

The relevant records relating to Postal Ballot, Remote e-voting and voting through Ballot / Polling Paper are under my safe custody and will be handed over to the Chairperson appointed for this meeting or Company Secretary of the Company for safe keeping.

•

The resolution was passed with requisite majority as majority of persons representing three-fourths in value of the Equity Shareholders of the Company, voting through (i) Postal Ballot or Remote e-voting system or (ii) Ballot / Polling Papers at the venue of the meeting, have cast their votes in favor of the resolution.

Place: Hyderabad

Date: January 2, 2020

Ms. Ranjani Ramesh
Advocate
(Scrutinizer for the meeting, appointed by NCLT)

Witness (1):	/s/ Josy Joseph
Josy Joseph
2-1-2020

Witness (2):	/s/ Narender Reddy Nallamilli
Narender Reddy Nallamilli
2-1-2020

ANNEXURE C2

Ranjani Ramesh Advocate	301, Satya Nilayam, Plot No. 121, Road No. 23, Prashasan Nagar, Jubilee Hills, Hyderabad – 500 033 Phone : +91 7045223245 E-mail : ranjani.ramesh@hotmail.com

CONSOLIDATED SCRUTINIZER’S REPORT

To

Mr. Amir Ali M. Bavani,

Chairperson Appointed by the Hon'ble National Company Law Tribunal (“NCLT”), Hyderabad Bench for the Meeting of the Equity Shareholders of Dr. Reddy’s Laboratories Limited pursuant to Company Scheme Application CA (CAA) No. 231/230/HDB/2019.

Dear Sir,

Sub: Consolidated Scrutinizer’s report with respect to voting by Public Shareholders (excluding Promoters and Promoter Group) of Dr. Reddy’s Laboratories Limited (the “Company”) through Postal Ballot, Remote e-voting and through Ballot / Polling Paper at the venue of the Meeting in terms of SEBI Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017

I, Ms. Ranjani Ramesh, have been appointed as the Scrutinizer by the Hon'ble National Company Law Tribunal, Hyderabad Bench at Hyderabad (“NCLT” or “Tribunal”) vide order dated November 22, 2019 passed in Company Scheme Application CA (CAA) No. 231/230/HDB/2019 for the purpose of scrutinizing and ascertaining the results of voting carried out through Postal Ballot, Remote e-voting, and Ballot / Polling Paper at the venue of the Meeting of the Equity Shareholders (excluding Promoters and Promoter Group) of Dr. Reddy’s Laboratories Limited held on January 2, 2020 at 11.00 A.M. at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad – 500034, Telangana, India seeking approval of the Equity Shareholders for the Scheme of Amalgamation and Arrangement among Dr. Reddy’s Holdings Limited (“Amalgamating Company”) and Dr. Reddy’s Laboratories Limited (“Amalgamated Company”) and their respective shareholders in terms of the aforesaid order.

I do hereby report and submit as under:

Ranjani Ramesh Advocate	301, Satya Nilayam, Plot No. 121, Road No. 23, Prashasan Nagar, Jubilee Hills, Hyderabad – 500 033 Phone : +91 7045223245 E-mail : ranjani.ramesh@hotmail.com

•

The Company had appointed National Securities Depository Limited (“NSDL”) as the agency for providing Remote e-voting platform to the Equity Shareholders of the Company and necessary technical support was provided by Bigshare Services Private Limited, Hyderabad, the Registrar and Transfer Agent (“RTA”) of the Company, for processing Postal Ballot, Remote e-voting and Ballot / Polling Papers.

•

The Management of the Company is responsible to ensure compliance with the requirements of the Companies Act, 2013, rules framed thereunder and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 relating to voting through Postal Ballot, Remote e-voting and Ballot / Polling Paper at the venue of the Meeting on the resolution contained in the Notice dated November 26, 2019.

•

My responsibility as a Scrutinizer is to ensure that the process of voting by way of Postal Ballot, Remote e- voting and Ballot / Polling Paper at the venue of the Meeting was conducted in a fair and transparent manner and to submit a consolidated Scrutinizer’s Report on the voting to the Chairperson of this Meeting on the resolution contained in the Notice dated November 26, 2019, based on the report generated from the electronic voting system provided by NSDL and physical counting of votes received through Postal Ballot and through Ballot / Polling Papers at the venue of the meeting.

•

The Cut-off Date for the purpose of determining the Equity Shareholders entitled to vote through Postal Ballot, Remote e-voting or through Ballot / Polling Papers at the venue of the meeting was Friday, November 15, 2019.

•

The Company had completed the dispatch of Notice of meeting of Equity Shareholders dated November 26, 2019 along with Attendance Slip, Proxy Form, Postal Ballot Form along with the postage prepaid business reply envelope on November 30, 2019 to those Equity Shareholders whose name appeared in the Register of Members / List of Beneficiaries as received from NSDL and CDSL, on the Cut-off Date. As per the provisions of the Companies Act, 2013, the number of votes cast in respect of the resolution have been counted according to the number of shares held by the concerned Equity Shareholders. One share held is equal to one vote.

•

An advertisement was published in English in “Business Standard” newspaper and translation thereof in Telugu in “Andhra Prabha” newspaper on December 2, 2019 pursuant to Rule 20 and 22 of the Companies (Management and Administration) Rules, 2015 informing the Equity Shareholders about the completion of dispatch of notice and other documents by courier to their registered address or electronically by e - mail, wherever applicable along with information as specified in the said Rules.

Ranjani Ramesh Advocate	301, Satya Nilayam, Plot No. 121, Road No. 23, Prashasan Nagar, Jubilee Hills, Hyderabad – 500 033 Phone : +91 7045223245 E-mail : ranjani.ramesh@hotmail.com

•

The voting (through Postal Ballot and Remote e-voting) commenced on Tuesday, December 3, 2019 from 9.00 A.M (IST) and concluded on Wednesday, January 1, 2020 at 5.00 P.M (IST). The Equity Shareholders who were holding shares of the Company, as on the Cut-off Date, were entitled to vote on the resolution set out in the notice dated November 26, 2019 of the meeting of the Equity Shareholders of the Company either by Postal Ballot, Remote e-voting or Ballot / Polling Paper at the venue of the Meeting.

•

The Remote e-voting module was disabled by NSDL for voting on Wednesday, January 1, 2020 at 5:00 P.M. (IST). Further, no Business Reply Envelopes containing the Postal Ballot Forms were received after 5.00 P.M. (IST) on Wednesday, January 1, 2020.

•	On January 1, 2020 at 5.09 P.M. (IST), I have downloaded the e-voting report from the NSDL website viz, www.evoting.nsdl.com

•	The votes cast by the Equity Shareholders through Remote e-voting facility were scrutinized by verifying it using the Scrutinizer's login on the NSDL e-voting website https://www.evoting.nsdl.com.

•	The Postal Ballot boxes were opened and scrutinized at 5.30 P.M. on the same day in my presence and in the presence of 2 (two) witnesses, who were not in the employment of the Company.

•

Particulars of Postal Ballot Forms received from the Equity Shareholders and the votes cast through Remote e-voting by the Equity Shareholders have been entered in a Register separately maintained for the purpose.

•

At the meeting convened pursuant to the order of the Hon’ble Tribunal on January 2, 2020, the Chairperson after discussion on the resolution mentioned in the said Notice announced that the Equity Shareholders present in person or through proxy at the meeting who have not cast their vote by Postal Ballot or Remote e-voting, can exercise their voting rights through Ballot / Polling Paper, which was made available at the venue of the Meeting.

•

After the closure of voting through Ballot / Polling Papers at the said Meeting of Equity Shareholders, the RTA of the Company provided me the list of Equity Shareholders who were present at the Meeting either in person or through proxy and who had cast their votes, their holding details and the details of the votes cast on the resolution.

Ranjani Ramesh Advocate	301, Satya Nilayam, Plot No. 121, Road No. 23, Prashasan Nagar, Jubilee Hills, Hyderabad – 500 033 Phone : +91 7045223245 E-mail : ranjani.ramesh@hotmail.com

•

Thereafter, I counted the votes cast at the venue of the Meeting. The votes cast through Ballot / Polling Papers were reconciled with the records maintained by the Company through their RTA and the authorisations / proxies lodged with the Company / RTA.

•	The shareholding was also scrutinized for the purpose of eliminating duplicate voting i.e. Remote e-voting as well as by Postal Ballot Forms and Ballot / Polling Paper voting.

•

In cases of voting by more than one means of voting, then validity of voting was considered in the following sequence of priority, namely, (i) Remote e-voting (ii) Postal Ballot or (iii) Ballot / Polling Paper at the venue of the meeting, as may be applicable.

•

I have relied on the information provided by the Company / RTA in relation to the details regarding the number of shares held by the Equity Shareholders and signatures of the Equity Shareholders which were reconciled as per the records maintained by the Company / RTA.

•	The Postal Ballot Forms and Ballot / Polling Papers which were incomplete and/or which were otherwise found to be defective have been treated as invalid. Invalid ballots were marked and segregated.

•	Identity of the persons voting as proxy or authorised representatives has been verified.

•

The Combined result of voting through Postal Ballot, Remote e-voting and Ballot / Polling Paper seeking the approval of the Public Shareholders (excluding Promoters and Promoter Group) of the Company is as under:

A - VOTES IN FAVOUR OF THE RESOLUTION:

Manner of Voting	Number of Equity Shareholders voted (in person or by proxy)	Number of votes cast by Equity Shareholders	% of total number of votes cast
Remote e-voting	1,113	8,61,45,243	99.41%
Postal Ballot	136	3,74,423	0.43%
Ballot / Polling Paper	92	1,20,108	0.14%
Total	1,341	8,66,39,774	99.98%

Ranjani Ramesh Advocate	301, Satya Nilayam, Plot No. 121, Road No. 23, Prashasan Nagar, Jubilee Hills, Hyderabad – 500 033 Phone : +91 7045223245 E-mail : ranjani.ramesh@hotmail.com

B – VOTES AGAINST THE RESOLUTION:

Manner of Voting	Number of Equity Shareholders voted (in person or by proxy)	Number of votes cast by Equity Shareholders	% of total number of votes cast
Remote e-voting	20	12,809	0.01%
Postal Ballot	2	8,192	0.01%
Ballot / Polling Paper	10	25	0.00%
Total	32	21,026	0.02%

C – INVALID VOTES:

Manner of Voting	Number of Equity Shareholders whose votes were declared invalid	Number of votes cast by them
Remote e-voting	-	-
Postal Ballot	33	8,135
Ballot / Polling Paper	11	413
Total	44	8,548

Ranjani Ramesh Advocate	301, Satya Nilayam, Plot No. 121, Road No. 23, Prashasan Nagar, Jubilee Hills, Hyderabad – 500 033 Phone : +91 7045223245 E-mail : ranjani.ramesh@hotmail.com

•

The relevant records relating to Postal Ballot, Remote e-voting and voting through Ballot / Polling Paper are under my safe custody and will be handed over to the Chairperson appointed for this meeting or Company Secretary of the Company for safe keeping.

•

The resolution was passed with requisite majority in terms of the observation letters by BSE and NSE each dated October 11, 2019 respectively and SEBI Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017, as the majority votes cast by the Public Shareholders are in favor of the Scheme.

Place: Hyderabad

Date: January 2, 2020

2/1/2020
Ms. Ranjani Ramesh
Advocate
(Scrutinizer for the meeting, appointed by NCLT)

Witness (1):	/s/ Josy Joseph
Josy Joseph
2-1-2020

Witness (2):	/s/ Narender Reddy Nallamilli
Narender Reddy Nallamilli
2-1-2020

ANNEXURE D

SCRUTINIZER’S REPORT

To

Mr. D. Narendar Naik,

Chairperson Appointed by the Hon'ble National Company Law Tribunal (NCLT), for the Meeting of the Unsecured Creditors of Dr. Reddy’s Laboratories Limited pursuant to Company Scheme Application CA (CAA) no. 231/230/HDB/2019.

Dear Sir,

Sub: Scrutinizer’s Report with respect to voting by unsecured creditors carried out through Ballot / Polling Paper at the venue of the Meeting, for the Hon'ble NCLT convened meeting of the Unsecured Creditors of Dr. Reddy’s Laboratories Limited (the “Company”)

I, Ms. K. Sree Ramya Munipalle, have been appointed as the Scrutinizer by the Hon'ble National Company Law Tribunal, Hyderabad Bench at Hyderabad (“NCLT” or “Tribunal”) vide order dated November 22, 2019 passed in Company Scheme Application CA (CAA) No. 231/230/HDB/2019 for the purpose of scrutinizing and ascertaining the results through Ballot / Polling Paper at the venue of the Meeting of the Unsecured Creditors of Dr. Reddy’s Laboratories Limited held on January 2, 2020 at 3.00 P.M. at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad – 500034, Telangana, India seeking approval of the Unsecured Creditors for the Scheme of Amalgamation and Arrangement among Dr. Reddy’s Holdings Limited ("Amalgamating Company") and Dr. Reddy’s Laboratories Limited ("Amalgamated Company") and their respective shareholders in terms of the aforesaid order.

I do hereby report and submit as under:

•

The Management of the Company is responsible to ensure compliance with the requirements of the Companies Act, 2013 and rules framed thereunder relating to voting through Ballot / Polling Paper at the venue of the Meeting on the resolution contained in the Notice.

•

My responsibility as a Scrutinizer is to ensure that the process of voting by way of Ballot / Polling Paper at the venue of the Meeting was conducted in a fair and transparent manner and to submit a Scrutinizer’s Report on the voting to the Chairperson of this Meeting on the resolution, based on the report generated from the physical counting of votes by way of Ballot / Polling Papers at the venue of the meeting.

•	The Cut-off Date for the purpose of determining the Unsecured Creditors entitled to vote at the venue of the meeting was Saturday, August 31, 2019.

H.No 1-1-365A, Flat No 104 A Block, Siddam Setty Towers, Street No. 5, Jawahar Nagar, Near RTC X Roads
Hyderabad-500020 T S. Cell : 8096819955, Email ksreeramya10@gmail.com

•

The Company had completed the dispatch of Notice of meeting of Unsecured Creditors dated November 26, 2019 along with Attendance Slip and Proxy Form on November 30, 2019 to those Unsecured Creditors whose name appeared in the Register of Unsecured Creditors as on the Cut-off Date, as directed by the Hon’ble Tribunal.

•

An advertisement was published in English in “Business Standard” newspaper and translation thereof in Telugu in “Andhra Prabha” newspaper on December 2, 2019 informing the Unsecured Creditors about the completion of dispatch of notice and other documents by courier to their registered address.

•

At the meeting convened pursuant to the order of the Hon’ble Tribunal on January 2, 2020, the Chairperson after discussion on the resolution mentioned in the said Notice announced that the Unsecured Creditors present in person or through proxy at the Meeting can exercise their voting rights through Ballot / Polling Paper, which was made available at the venue of the Meeting.

•

After the closure of voting through Ballot / Polling Paper at the said Meeting of Unsecured Creditors, the Company provided me the list of Unsecured Creditors who were present at the Meeting either in person or through proxy.

•	The Ballot boxes were opened in my presence and in the presence of 2 (two) witnesses, who were not in the employment of the Company.

•

Thereafter, I counted the votes cast at the venue of the Meeting. The votes cast through Ballot / Polling Papers were reconciled with the records maintained by the Company and the certificate given by the Chartered Accountant certifying the list of Unsecured Creditors as on August 31, 2019, as had been filed by the Company with the Hon’ble Tribunal.

•	The Ballot / Polling Papers which were otherwise found to be defective have been treated as invalid. Invalid ballots were marked and segregated.

•	Identity of the persons voting as proxy or authorised representatives has been verified.

H.No 1-1-365A, Flat No 104 A Block, Siddam Setty Towers, Street No. 5, Jawahar Nagar, Near RTC X Roads
Hyderabad-500020 T S. Cell : 8096819955, Email ksreeramya10@gmail.com

•	The result of voting through Ballot / Polling Papers seeking the approval of the Unsecured Creditors is as under:

A - VOTES IN FAVOUR OF THE RESOLUTION:

Manner of Voting	Number of Unsecured Creditors voted (in person or by proxy)	Number of votes cast by Unsecured Creditors	% of total number of votes cast
Ballot / Polling Paper	74	12,596,770,778	100.00%
Total	74	12,596,770,778	100.00%

B – VOTES AGAINST THE RESOLUTION:

Manner of Voting	Number of Unsecured Creditors voted (in person or by proxy)	Number of votes cast by Unsecured Creditors	% of total number of votes cast
Ballot / Polling Paper	0	0	0
Total	0	0	0

C – INVALID VOTES:

Manner of Voting	Number of Unsecured Creditors whose votes were declared invalid	Number of votes cast by them
Ballot / Polling Paper	1	13,843,506
Total	1	13,843,506

H.No 1-1-365A, Flat No 104 A Block, Siddam Setty Towers, Street No. 5, Jawahar Nagar, Near RTC X Roads
Hyderabad-500020 T S. Cell : 8096819955, Email ksreeramya10@gmail.com

•

I hereby confirm that I am maintaining the Ballot / Polling Papers received in respect of votes cast during the Meeting. The relevant records relating to the Ballot / Polling Papers are under my safe custody and will be handed over to the Chairperson appointed for this meeting or Company Secretary of the Company for safe keeping.

•

The resolution was passed with requisite majority, as the majority of persons representing three-fourth in value of the Unsecured Creditors of the Company, voting by way of Ballot / Polling Papers at the meeting, have cast their votes in favor of the Scheme.

Place: Hyderabad

Date: January 2, 2020

Ms. K. Sree Ramya Munipalle

Advocate

(Scrutinizer for the meeting, appointed by NCLT)

Witness (1):	/s/ CA M V SESHA TALPA SAI
CA M V SESHA TALPA SAI

Witness (2):	/s/ KUNAL SINGHANIYA
(KUNAL SINGHANIYA)

H.No 1-1-365A, Flat No 104 A Block, Siddam Setty Towers, Street No. 5, Jawahar Nagar, Near RTC X Roads
Hyderabad-500020 T S. Cell : 8096819955, Email ksreeramya10@gmail.com